Exhibit 10.30

First Hawaiian Bank
Robert S. Harrison
Chairman, President and CEO

June 15, 2015

Personal and Confidential

Eric K. Yeaman

647 Ulumaika Street

Honolulu, HI 96816

Dear Eric:

On behalf of First Hawaiian Bank, I am pleased to present our offer of employment for you to join First Hawaiian Bank in the position of President and Chief Operating Officer, reporting to the Chairman and Chief Executive Officer. You will assume the position of President and Chief Operating Officer effective with your start date.

Compensation. The compensation package associated with our offer is as follows:

Your annual base salary will be $725,000 which will be subject to a periodic review.

Additionally, upon your start date, First Hawaiian Bank will pay you a one-time sign-on bonus of $100,000. This bonus will be paid in one lump sum in a separate check on the next regularly scheduled pay date after you start employment with First Hawaiian Bank.   The signing bonus is taxable, and all regular payroll taxes will be withheld. In the event you leave First Hawaiian Bank before the one year anniversary of your start date, you will be responsible for reimbursing the company for the entire signing bonus.

First Hawaiian Bank also agrees to pay you up to $710,000 in two installments in March 2016 and March 2017 equal to the amount that you would have otherwise earned from deferred compensation plans at your current employer. These payments are taxable, and all regular payroll taxes will be withheld. Should performance conditions exist in the BNP Paribas Group policy, a performance condition will be attached to each payment (based on net profitability of BNP Paribas Group). A clawback provision of one year is attached to the plan.

The Bank will also provide you with an auto allowance of $7,200 per year which is paid monthly at the rate of $600 per month. The Bank will also pay your monthly membership dues and business related expenses at Waialae Country Club.

Benefits. As an employee of First Hawaiian Bank, you will be eligible to participate in a broad set of employee programs in accordance with the Bank’s policy. These include medical, dental and vision benefits which will begin the first of the month following four weeks of employment. Based on a hire date in 2015, you will accrue vacation at the rate of 4 weeks per calendar year beginning in 2015.

First Hawaiian Bank • 999 Bishop Street • 29th Floor • Honolulu • Hawaii 96813 • FHB.COM

Upon hire, you are also eligible to participate in the Bank’s 401 (k) Savings Plan with the company matching contribution commencing after twelve months of employment. In addition, company contributions on your behalf into the money purchase retirement plan will begin the first of the month following twelve months of employment.

You will be eligible to participate in the Banc West Corporation Deferred Compensation Plan. This plan provides you with an opportunity to defer a portion of your base salary and bonus on a before tax basis. Additionally, you will receive an Executive Retirement Contribution equivalent to 7.5% of your base salary including your annual bonus. This contribution will be made on your behalf to the Deferred Compensation Plan. Additional information on this plan will be provided to you upon hire.

You will also be provided a reserved parking stall at First Hawaiian Center.

Annual Incentive Plan. You will be eligible to participate in the First Hawaiian Bank Incentive Plan for Key Employees (IPKE) annual incentive program. Your target bonus for IPKE is 90% of your base salary. Bonuses under the IPKE are discretionary. The actual bonus amount could be larger or smaller than this amount, based on your performance and the performance of First Hawaiian Bank. Based on an anticipated hire date on or before June 22, 2015, your first eligibility for an IPKE award will be in 2016 for the full 2015 performance year.

Long-Term Incentive Plan.   Based on a start date in 2015, you will be eligible to participate in the First Hawaiian Bank Long Term Incentive Plan (LTIP) beginning in 2015. Your annual target LTIP value will be 75% of your base salary. The actual award amount will be based on the Bank’s attainment of performance goals over the three year performance period.

Additionally, you will be eligible to participate in the BNP Paribas International Sustainability and Incentive Scheme program. Your target value in this program will be $110,000.

Severance Payment. You will be eligible to receive a severance payment equivalent to 24 months of base salary and actual bonus or target bonus, whichever is highest, payable in one lump sum payment under the Executive Change-in-Control Retention Plan of First Hawaiian Bank.

Banking services such as mortgage and consumer loan rates will be provided at a reduced rate beginning the first of the month following four weeks of employment. Detailed information on these and other benefits will be reviewed with you upon hire.

Other Information. While an employee of First Hawaiian Bank, information relating to account balances, financial or other confidential information relating to customers or other proprietary information will be held in strict confidence.   It is also expected that you will observe the policies and procedures of First Hawaiian Bank and its parent company at all times.

Your employment relationship with First Hawaiian Bank is voluntary and based on mutual consent. The employment First Hawaiian Bank offers you is terminable at will. Accordingly, you may resign your employment, and First Hawaiian Bank likewise may terminate your employment, at any time, for any reason, with or without cause where it believes it is in the First Hawaiian Bank’s best interest.

In order for First Hawaiian Bank to comply with the Immigration Reform and Control Act, your employment with First Hawaiian Bank is contingent on your eligibility to work in the United States. Accordingly, please bring appropriate verification of eligibility to work in the United States on your first day. This offer is also contingent upon First Hawaiian Bank receiving negative results from a drug screening and satisfactory pre-employment background checks.

No individual other than myself has the authority to enter into any agreement for employment for a specified period of time or to make any agreement or representation contrary to First Hawaiian Bank’s policy of employment at will. Any such agreement or representation must be in writing and must be signed by you and I. Your signature at the end of this letter confirms that no promises or agreements that are contrary to our at-will relationship have been committed to you during any of our pre-employment discussions with First Hawaiian Bank, and that this letter contain our complete agreement regarding the terms and conditions of your employment.

To indicate your acceptance of this offer, please sign and date the enclosed original and return it to us in the envelope provided. A duplicate original is enclosed for your record.

Eric, I look forward to working with you. Please do not hesitate to give me a call at 525-7766 if I can answer any questions you may have.

Sincerely,

/s/ Robert S. Harrison
Robert S. Harrison

I accept this offer of employment with First Hawaiian Bank and agree to the terms and conditions outlined in this letter.

/s/ Eric K. Yeaman	6/15/15
Eric K. Yeaman	Date Signed